Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Armstrong Flooring, Inc.:
We consent to the incorporation by reference on Form S-8 (Registration Statement No. 333-210572) of Armstrong Flooring, Inc. of our report dated March 6, 2017, with respect to the consolidated balance sheets of Armstrong Flooring, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the financial statement schedule of valuation and qualifying reserves, which report appears in the December 31, 2016 annual report on Form 10-K of Armstrong Flooring, Inc. As referenced in our report, Armstrong Flooring, Inc. and subsidiaries has changed their method of accounting for certain inventories.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 6, 2017